Exhibit 99.1

ASX ANNOUNCEMENT

October 12th, 2011

2011 Notice of Annual General Meeting and Sample Proxy

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to release its 2011 Notice of Annual General Meeting and Sample Proxy.  It is anticipated that copies of the Notice and personalised proxies will be mailed to all shareholders by no later than Thursday, October 20th, 2011.

As detailed in the attached Notice, the 2011 Annual General Meeting of shareholders will be held at 10.0 am on Monday, November 21st , 2011 at the following address:

“Treetops”
Melbourne Museum
11 Nicholson Street
Carlton, Victoria 3053
Australia

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Thomas G. Howitt

Company Secretary

Genetic Technologies Limited

Phone: +61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street, Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115, Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

BUSINESS

1. CONSIDERATION OF FINANCIAL STATEMENTS

To receive and consider the Financial Report, Directors’ Report and Auditor’s Report for the year ended 30 June 2011.

2. RESOLUTION 1 - ELECTION OF DR. MERVYN CASS

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“To elect Dr. Mervyn Cass who was appointed to the Board as an additional Director on 30 September 2011 and in accordance with Listing Rule 14.4 and clause 19.5 of the Company’s Constitution retires and being eligible offers himself for election as a Director.”

3. RESOLUTION 2 - APPROVAL OF PREVIOUS ISSUES OF SHARES

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the shareholders of the Company approve and ratify the previous issues of a total of 60,000,000 fully paid ordinary shares in the capital of the Company to institutional and sophisticated investors on the basis set out in the Explanatory Notes.”

4. RESOLUTION 3 — AUTHORISING THE GRANTING OF OPTIONS UNDER EMPLOYEE OPTION PLAN

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.1 and 7.2 Exception 9(b), sections 200B and 200E of the Corporations Act and for all other purposes, the shareholders approve the renewal with effect from the close of this meeting of the Genetic Technologies Limited Employee Option Plan (“Option Plan”) and permit the Directors of the Company in their discretion to grant options and issue shares upon exercise of those options from time to time upon the terms and conditions specified in the Option Plan (the terms of which are summarised in the Explanatory Memorandum) as an exception to Listing Rule 7.1. ”

5. RESOLUTION 4 - ADOPTION OF THE REMUNERATION REPORT

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That the Remuneration Report section of the Directors’ Report for the Company for the year ended 30 June 2011 be adopted.”*

*            Please note that section 250R(3) of the Corporations Act 2001 (Cth) provides that the vote on this resolution is advisory only and does not bind the Directors or the Company.

Dated this 12th day of October 2011

By order of the Board

/s/ Thomas G. Howitt

THOMAS G. HOWITT
Company Secretary

VOTING ENTITLEMENT NOTICE

For the purposes of the Meeting, the Company has determined that in accordance with regulation 7.11.37 of the Corporations Regulations shares will be taken to be held by the persons registered as holders at 10.00 am on Saturday, 19 November 2011. Accordingly, transfers registered after that time will be disregarded in determining entitlements to vote at the Meeting.

PROXIES

A shareholder entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy form may specify the proportion or number of votes which the proxy may exercise. If it does not specify the proportion or number of votes the proxy may exercise, each proxy may exercise half of the votes. A proxy need not be a shareholder. Proxy Forms must be lodged in accordance with the directions set out on the Proxy Form not later than 48 hours prior to the Meeting.

APPOINTMENT OF PROXIES

A member entitled to vote may vote their shares directly by completing Item numbered 1 in Step 1 and Step 2 on the enclosed Proxy Form and returning the Proxy Form as indicated below. In this case a member is not appointing a proxy. Members voting directly should complete a “for” or “against” for each resolution. A vote of “abstain” for a direct vote will result in the shares represented by that vote not counting towards a majority vote. If no direction is given for a particular resolution and no proxy appointed, the vote (other than a vote with respect to Resolution 4) will be passed to the Chairman of the meeting to vote as that member’s undirected proxy.

If you are entitled to vote at the meeting you have the right to appoint a proxy to attend and vote in your place. To appoint a proxy you should complete Step 1 on the attached Proxy Form. The proxy need not be a shareholder of the Company. If you are entitled to cast two or more votes you may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the proxy appointments do not specify the proportion or number of your votes that each proxy may exercise, each proxy may exercise half your votes. If there is more than one proxy appointed, on a show of hands only one of the proxies may vote, but on a poll, each proxy may exercise votes in respect of those shares the proxy represents.

The Chairman intends to vote all undirected proxies in favour of the resolutions put in the Notice of Meeting.

Subject to the specific proxy provisions applying to Resolution 4 (refer below):

(a)          if a member has not directed their proxy how to vote, the proxy may vote as the proxy determines, and

(b)         if a member appoints the Chairman of the Meeting as proxy and does not direct the Chairman how to vote on an Item of Business, the Chairman will vote in accordance with his voting intention as stated in this Notice of Meeting, namely in favour of each of the proposed resolutions set out in the Notice of Meeting.

If a member (who is not an Excluded Voter) has appointed as their proxy an Excluded Voter, and directed that proxy how to vote with respect to Resolution 4, the Excluded Voter may only vote upon Resolution 4 as directed by the member. To direct the Excluded Voter as proxy the member must either:

(i)             complete a “for” or “against” or “abstain” at Step 2 of the Proxy Form for Resolution 4 (Item 5 of the Items of Business), or

(ii)          tick the Chairman’s undirected proxy box in the second panel of Step 1 on the Proxy Form (in which case the member is directing the Chairman to vote with respect to Resolution 4 in accordance with the Chairman’s stated intention, namely “for” Resolution 4).

Please note — if you appoint as your proxy an Excluded Voter other than the Chairman, you can only direct the proxy with respect to Resolution 4 by completing the Proxy Form as described in (i) above, not as described in (ii) above.

An “Excluded Voter” for these purposes means collectively one of the Key Management Personnel (as set out on page 35 of the Company’s 2011 Annual Report, and is defined in the Corporations Act 2001 to include the Chairman) (“KMP”) or one of KMP’s closely related parties (which includes a spouse, dependent and certain other close family members and companies controlled by the KMP).

Proxy forms must be received at the Company’s offices (60-66 Hanover Street, Fitzroy, Victoria 3065 Australia) or by fax, within Australia on (03) 8412 7040 or outside Australia on +61 3 8412 7040, by no later than 10.00 am on Saturday, 19 November 2011.

BODIES CORPORATE

A body corporate may appoint an individual as its representative to exercise any of the powers the body may exercise at meetings of the Company’s shareholders. The appointment may be a standing one. Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at a meeting or in voting on a resolution.

The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company.

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of shareholders of the Company in connection with the business to be conducted at the Annual General Meeting of shareholders to be held on Monday, 21 November 2011. Each of the Directors supports each resolution and recommends that shareholders vote in favour of them.

1. CONSIDERATION OF FINANCIAL STATEMENTS

Please refer to the Company’s 2011 Annual Report.

2. RESOLUTION 1 - ELECTION OF DR. MERVYN CASS

Dr. Cass, 70, was appointed as an additional Director after the last annual general meeting and in accordance with Listing Rule 14.4 and clause 19.5 of the Company’s Constitution retires and being eligible offers himself for election.

Dr. Cass is a practising medical practitioner and after 28 years as the senior partner in an occupational medical practice in Port Melbourne accepted the appointment as Medical Director of a plastic surgery centre in 1996. He was the founding Chairman of the Australasian Occupational Medical Group and was a Director of Wolfe Research Pty. Ltd., a private medical biotech company associated with RMIT University. He has been an advisor to the Victorian Government on Workers’ Compensation and Radiological Standards in General Practice. He is currently an executive member of the Jewish Community Council of Victoria, the roof body of the Victorian Jewish Community.

3. RESOLUTION 2 - APPROVAL OF PREVIOUS ISSUES OF SHARES

ASX Listing Rule 7.1 restricts the number of securities which a listed company may issue in any rolling 12 month period without the prior approval of shareholders to 15 percent of the number of securities on issue at the start of the period, subject to certain adjustments and permitted exceptions. This resolution 2 seeks shareholder approval to the previous issues of shares in the Company for the purposes of Listing Rule 7.4. Listing Rule 7.4 permits a company to obtain ratification from its shareholders in relation to a prior share issue. The purpose of seeking shareholder approval of the prior issues of shares in this resolution is to refresh the company’s ability in the future to issue up to 15% of its share capital without obtaining prior shareholder approval under the Listing Rules.

Listing Rule 7.5 requires certain information to be provided to shareholders in this Notice of Meeting, namely:

(a)          Number of Securities allotted: As announced to ASX on 27 July 2011, the Company had issued 60,000,000 ordinary shares in the Company.

(b)         Price at which the Securities were issued: The shares were issued at a price of $0.195 each, raising a total of $11.7 million, before the payment of associated expenses.

(c)          Terms of the Securities: The Securities are fully paid ordinary shares in the capital of the Company, which shares are now listed on the ASX, ranking equally with all other ordinary shares.

(d)         The names of the allottees: A private placement to institutional and sophisticated investors in Australia and USA (“Subscribers”).

(e)          The intended use of funds: The net cash raised from the issue of the shares will be used by the Company to fund acquisition growth in the molecular diagnostics field and to accelerate the roll-out of its BREVAGenTM breast cancer risk test in USA.

Voting Exclusion Statement

Pursuant to ASX Listing Rule 7.5.6, the Company will disregard any votes cast on Resolution 2 by:

•                  any person who participated in the issue, namely the Subscribers; and

•                  an associate of that person (or those persons).

However, the Company need not disregard a vote if:

•                  it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•                  it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

4. RESOLUTION 3 – AUTHORISING THE GRANTING OF OPTIONS UNDER EMPLOYEE OPTION PLAN

To ensure that the Company has appropriate mechanisms to continue to attract and retain the services of employees of a high calibre, the Company established an employee option plan (the “Option Plan”) in 2008 which superseded the previous staff share plan. The Company now wishes to renew the Option Plan.

The employees of the Company have been, and will continue to be, instrumental in the growth of the Company. The Directors consider that the Option Plan is an appropriate method to:

(a)          reward employees for their past performance;

(b)         provide long term incentives for participation in the Company’s future growth; and

(c)          motivate and generate loyalty from employees.

Further, the Directors consider that the Option Plan provides the Company with the ability to attract and retain employees of a high calibre. The Option Plan is used as part of the remuneration planning for employees.

Although the Company is not required to obtain shareholder approval for the introduction of the Option Plan, if the Option Plan is approved by shareholders in accordance with Listing Rule 7.2 Exception 9 within three years of the date of issue of securities under the Option Plan, then securities issued under the Option Plan will be considered as an exception to Listing Rule 7.1.

Listing Rule 7.1 broadly provides, subject to certain exceptions, that a company may not issue or agree to issue securities which represent more than 15% of the Company’s issued capital at the beginning of any rolling 12 month period without obtaining shareholder approval. If shareholders approve this resolution 3, then the securities issued under the Option Plan would not be included in the 15% limit imposed by Listing Rule 7.1.

Section 200B of the Corporations Act requires shareholder approval by ordinary resolution, and in accordance with the special provisions of section 200E of the Act, in order to access the exemption from the prohibition on a company giving a person a benefit in connection with that person’s retirement from an office or position of employment in that company where that person is, or was in the three years prior to his or her retirement, in a managerial or executive office in that company.

The Option Plan allows the Board, in its discretion, to afford persons ceasing employment with the Company certain benefits under the Option Plan. The term “benefit” has a wide operation and includes the Board exercising its discretion in certain circumstances to allow an optionholder who has ceased to be an employee (but who had already satisfied the option exercise conditions) to exercise their options for a period immediately after their employment ceases (“Continuing Exercise Period”).

For a section 200B benefit to be allowed, section 200E requires that this Notice of Meeting provide shareholders with either the value of the proposed benefits or, where the value of the proposed benefits cannot currently be ascertained, the manner in which the value of the proposed benefits is calculated, and the matters, events and circumstances that will, or are will likely to, affect the calculation of the value.

As stated above, the Board has not determined that it will exercise discretion to grant any Continuing Exercise Periods. In the circumstances of a possible Continuing Exercise Period, the value of the termination benefits that the Board may give under the Option Plan cannot be determined in advance, as many of the factors that will or are likely to affect that value will not be known until the time the benefit is decided to be awarded (if at all).

Specifically, the value of a Continuing Exercise Period will depend on a number of factors, including the Company’s share price at the time and the number of options that the Board decides to allow to be exercised (if any). Shareholders should note the benefit does not change the exercise price or the number of shares which are subject to the options.

The following information is required to be provided to shareholders pursuant to Listing Rule 7.2 Exception 9(b):

(a)          The number of options that have been granted under the Option Plan to date is 18,300,000.

(b)         The below summary of the Option Plan Rules.

A copy of the full Option Plan Rules is set out on the Company’s website and will be sent to any member of the Company upon request.

Summary of the rules of the Option Plan:

(a)          Participants: Participants in the Option Plan may be employees (whether full time or part time) of the Company or any of its related bodies corporate determined at the invitation of the Company (“Participants”).

(b)         Board: The Board is responsible for the administration of the Option Plan.

(c)          Number of Options: The number of options issued pursuant to the Option Plan cannot exceed 5% of the issued capital of the Company from time to time.  Options issued to overseas offerees and excluded offerees in accordance with section 708 of the Corporations Act are not included in calculating the 5% limit.  Each option will entitle the holder to one share, upon payment of the exercise price in full upon application, prior to the expiry date.

(d)         Issue Price: Unless otherwise determined by the Board, options granted under the Option Plan will be granted free of charge.

(e)          Terms: The exercise price, option period and exercise conditions of the options granted under the Option Plan will be specified in the offer of options under the Option Plan to an employee.

(f)            Adjustment of Options: If, prior to the expiry of an option granted under the Option Plan, there is reorganisation of capital (other than by way of a bonus issue or issue for cash) the terms of the options and rights of the Participant will be changed to the extent necessary to comply with the Listing Rules as they apply at the relevant time.

(g)         Rights issue: A Participant is required to exercise an option to participate in an entitlement issue made by the Company.

(h)         Bonus issue: If, prior to the exercise of an option, the Company makes a pro rata bonus issue to the holders of its shares, and the option is not exercised prior to the record date in respect of that bonus issue, the option will, when exercised, entitle the holder to one share plus the number of bonus shares which would have been issued to the holder if the option had been exercised prior to the record date.

(i)             Shares issued on Exercise of Options: Shares which are issued as a result of the exercise of options granted under the Option Plan will rank equally in all respects with all shares on issue and the Company will apply for quotation of those shares on ASX.

(j)             Consequences of cessation of employment: The Board has discretion (within the confines of the Listing Rules) to permit under certain circumstances some exercise of options held by an employee at the time of his or her cessation of employment (where the conditions necessary for the exercise of the options have already been satisfied) for a period immediately following his or her cessation of employment.

Voting Exclusion Statement

Pursuant to Listing Rule 7.2  Exception 9(b), the Company will disregard any votes cast in respect of this Resolution 3 by a Director of the Company and their respective associates.

However, the Company will not disregard a vote if:

•                  it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•                  it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

5.  RESOLUTION 4 – ADOPTION OF THE REMUNERATION REPORT

Under the Corporations Act 2001,  listed entities are required to put to the vote a resolution that the Remuneration Report section of the Directors’ Report be adopted.  This Remuneration Report can be found on pages 35 to 41 of the Company’s 2011 Annual Report.  It sets out a range of matters relating to the remuneration of Directors, the Company Secretary and Senior Executives of the Company.  A vote on this resolution is advisory only and does not bind the Directors or the Company.  A copy of the Company’s 2011 Annual Report can be found on its website at www.gtglabs.com.

As a result of changes to the Corporations Act 2001 becoming effective on 1 July 2011:

•                  members of Key Management Personnel whose remuneration details are included in the Remuneration Report (and any closely related party of those members) are not permitted to vote on a resolution to approve the Remuneration Report; and

•                  if the vote to approve the Remuneration Report receives a “no” vote by at least 25% of the votes cast, this will constitute a “first strike”.

Where a “first strike” occurs at the 2011 Annual General Meeting:

•                  the Company’s subsequent Remuneration Report (in other words, the Company’s Remuneration Report to be included in the 2012 Annual Report) must include an explanation of the Board’s proposed action in response to the “no vote” or an explanation of why no action has been taken; and

•                  if the Company’s subsequent Remuneration Report also receives a “no vote” at the 2012 Annual General Meeting of at least 25% of the votes cast, then Shareholders at the 2012 Annual General Meeting will be asked (at that 2012 Annual General Meeting) to vote on whether or not the Company is to hold another general Shareholder’s meeting (within the following 90 days) to vote on a “spill resolution” under section 250V of the Corporations Act 2001.

Due to recent changes to the Corporations Act 2001, the Board abstains from making a recommendation in relation to Resolution 4.

As set out in the Notice of Annual General Meeting, any member of Key Management Personnel whose remuneration details are included in the Remuneration Report, together with a closely related party of those members, are excluded from casting a vote on Resolution 4.

Voting Prohibition Statement

A vote on Resolution 4 must not be cast (in any capacity) by or on behalf of any of the following persons:

(a)          A member of Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or

(b)         A closely related party of such a member,

(collectively, an Excluded Voter).

However, an Excluded Voter may cast a vote on Resolution 4 if:

(i)             The Excluded Voter does so as a proxy appointed by writing that specifies how the proxy is to vote on the proposed resolution (as described in the “Notes” section of this Notice of Meeting); and

(ii)          The vote is not cast on behalf of another Excluded Voter.

Genetic Technologies Limited

ABN 17 009 212 328

Lodge your vote:

By Mail:
Genetic Technologies Limited
60-66 Hanover Street
Fitzroy, Victoria 3065
Australia

Alternatively you can fax your form to
(within Australia) 03 8412 7040
(outside Australia) +61 3 8412 7040

For all enquiries call:
(within Australia) 1300 850 505
(outside Australia) +61 3 9415 4000

000001 000 GTG
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Voting Form

For your vote to be effective it must be received by 10.00 am (Melbourne time) Saturday, 19 November 2011

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Vote Directly

Voting 100% of your holding: Mark either the For, Against or Abstain box opposite each item of business. Your vote will be invalid on an item if you do not mark any box OR you mark more than one box for that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement.

Appoint a Proxy to Vote on Your Behalf

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the information tab, "Downloadable Forms".

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

Turn over to complete the form →

View the Annual Report

www.gtglabs.com

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SRN/HIN: I9999999999

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

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916CR_0_Sample_Proxy/000001/000001

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise their broker of any changes.

I 9999999999 I ND

Voting Form

Please mark ☒ to indicate your directions

STEP 1 Indicate How your Vote will be Cast *Select one option only*

XX

At the Annual General Meeting of Genetic Technologies Limited to be held at "Treetops", Melbourne Museum, 11 Nicholson Street, Carlton, Victoria 3053, Australia on Monday, 21 November 2011 at 10.00 am (Melbourne time) and at any adjournment of that meeting, I/We being member/s of Genetic Technologies Limited direct the following:

1. Vote Directly

☐ Record my/our votes strictly in accordance with directions in Step 2.

PLEASE NOTE: A Direct Vote will take priority over the appointment of a Proxy. For a valid Direct Vote to be recorded you must mark FOR, AGAINST, or ABSTAIN on each item.

OR

2. Appoint a Proxy to Vote on Your Behalf: I/We hereby appoint

☐ **Chairman of the Meeting** **OR** ____________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit).

Important for Resolutions 3 and 4 - If the Chairman of the Meeting is your proxy or is appointed as your proxy by default

By marking this box, you are directing the Chairman of the Meeting to vote in accordance with the Chairman's voting intentions on Resolutions 3 and 4 as set out below and in the Notice of Meeting. If you do not mark this box, and you have not directed your proxy how to vote on Resolutions 3 and 4, the Chairman of the Meeting will not cast your votes on Resolutions 3 and 4 and your votes will not be counted in computing the required majority. If you appoint the Chairman of the Meeting as your proxy you can direct the Chairman how to vote by either marking the boxes in Step 2 below (for example if you wish to vote for or against or abstain from voting) or by marking this box (in which case the Chairman of the Meeting will vote in favour of Resolutions 3 and 4).

The Chairman of the Meeting intends to vote all available proxies in favour of Resolutions 3 and 4.

☐ I/We direct the Chairman of the Meeting to vote in accordance with the Chairman's voting intentions on Resolutions 3 and 4 (except where I/we have indicated a different voting intention below) and acknowledge that the Chairman of the Meeting may exercise my/our proxy even though Resolutions 3 and 4 are connected directly or indirectly with the remuneration of a member of key management personnel and even if the Chairman of the Meeting has an interest in the outcome of these items and that votes cast by the Chairman, other than as proxy holder, would be disregarded because of that interest.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

	For	Against	Abstain
Resolution 1 - Election of Dr. Mervyn Cass	☐	☐	☐
Resolution 2 - Approval of previous issues of shares	☐	☐	☐
Resolution 3 - Authorising the granting of options under Employee Option Plan	☐	☐	☐
Resolution 4 - Adoption of the Remuneration Report	☐	☐	☐

The Chairman of the Meeting intends to vote all available proxies in favour of each item of business.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date ___ / ___ / ___

GTG 1 3 7 8 4 5 A Computershare